SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a  material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

PETROBRAS ANNOUNCES OFFERING OF GLOBAL NOTES AND

COMMENCEMENT OF OFFERS TO PURCHASE AND CONSENT SOLICITATION

RIO DE JANEIRO, BRAZIL – MAY 17, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) hereby announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), plans to offer global notes in one or more series (the “Notes”), subject to market and other conditions.  The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. PGF intends to use the net proceeds from the sale of the Notes to repurchase notes validly tendered and accepted for purchase by PGF in the waterfall tender offers described below, and to use any remaining net proceeds for general corporate purposes.

Petrobras hereby also announces the commencement of offers by PGF to purchase for cash (i) any and all of PGF’s 8.375% Global Notes due 2018 (the “2018 Notes”) (the “Any and All Offer”), and (ii) PGF’s notes of the series set forth in the table below under the heading “Waterfall Tender Offers,” for an aggregate purchase price of up to US$3.0 billion (all such notes together with the 2018 Notes, collectively, the “Old Notes” and each a “series” of Old Notes), subject to the “Acceptance Priority Level” of such series of Old Notes and subject to proration (the “Offers,” and each an “Offer”).  In conjunction with the Any and All Offer, PGF is soliciting consents from the holders of 2018 Notes to (i) eliminate certain covenants and related provisions in the indenture pursuant to which the 2018 Notes were issued (the “2018 Notes Indenture”) and the related guaranty by Petrobras (the “2018 Notes Guaranty”) and (ii) to the execution and delivery of a supplement to the 2018 Notes Indenture and an amendment to the 2018 Notes Guaranty in order to effect such amendments (together with the Offers, the “Offers to Purchase and Consent Solicitation”).

The Any and All Offer is conditioned upon the receipt of at least a majority of the outstanding principal amount of the 2018 Notes (the “Majority Consents”), among other conditions.  If PGF does not receive the Majority Consents, it will not purchase any 2018 Notes, and the 2018 Notes Indenture and 2018 Notes Guaranty will not be amended. The Waterfall Tender Offers are conditioned upon the consummation of the Notes offering, among other conditions.

The Offers to Purchase and Consent Solicitation will expire at 11:59 p.m., New York City time, on June 14, 2016 unless earlier terminated or extended by PGF (such time and date with respect to each Offer, as it may be extended with respect to such Offer, the “Expiration Date”). Old Notes tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on May 31, 2016, unless extended, but not thereafter. Holders of Old Notes of any series that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on May 31, 2016, unless extended (such time and date with respect to each Offer, as it may be extended with respect to such Offer, the “Early Tender Date”) and accepted for purchase will be eligible to receive the total consideration indicated in the tables below with respect to such series of Old Notes (the “Total Consideration”), which includes an early tender premium in the amount indicated in the tables below (the “Early Tender Premium”). Holders of Old Notes of any series that are validly tendered after the Early Tender Date but on or before the Expiration Date and accepted for purchase will receive only the applicable tender offer consideration, which is equal to the Total Consideration applicable to that series of Old Notes minus the applicable Early Tender Premium (the “Tender Offer Consideration”). In addition to the Total Consideration and the Tender Offer Consideration, as applicable, holders whose Old Notes are purchased in the Offers will also receive accrued interest consisting of accrued and unpaid interest from, and including, the last interest payment date for the Old Notes of any series to, but not including, the applicable settlement date.

PGF will accept all 2018 Notes tendered pursuant to the Any and All Offer, subject to the terms and conditions of such Any and All Offer.  Subject to the terms and condition of the Waterfall Tender Offers, if the purchase of all Old Notes validly tendered in the Waterfall Tender Offers (the “Waterfall Notes”)

would cause PGF to purchase an aggregate principal amount of Waterfall Notes that would result in an aggregate amount to be paid to holders in excess of US$3.0 billion (the “Waterfall Tender Cap”), then only an aggregate principal amount of Waterfall Notes that results in the payment of an aggregate amount to holders not in excess of the Waterfall Tender Cap will be accepted in the Waterfall Tender Offers.  PGF will pro rate any Waterfall Notes accepted in the Waterfall Tender Offers in the order of the Acceptance Priority Level of each series of Waterfall Notes. PGF may, in its sole discretion and subject to applicable law, increase the Waterfall Tender Cap.

In determining the amount of Waterfall Notes purchased against the Waterfall Tender Cap and available for purchases pursuant to the Waterfall Tender Offers, the aggregate U.S. dollar-equivalent principal amount of Notes denominated in Euros pursuant to the Waterfall Tender Offers shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the Business Day prior to the date on which we accept for purchase all Notes validly tendered at or prior to the applicable Early Tender Date or the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Managers with quotes as of a time as close as reasonably possible to the aforementioned).

The following tables set forth the series of Old Notes subject to the Offers and the consideration payable for Old Notes accepted for purchase in the Offers.

Any and All Offer

Title of Security	CUSIP / ISIN	Principal Amount Outstanding(1)	Tender Offer Consideration(2)	Early Tender Premium(2)	Total Consideration(2)
8.375% Global Notes due 2018	71645WAH4 US71645WAH43	US$576,780,000	US$1,048.75	US$30.00	US$1,078.75

Waterfall Tender Offers

Title of Security	CUSIP / ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Tender Offer Consideration	Early Tender Premium(2)	Total Consideration(2)
3.500% Global Notes due February 2017	71645WAU5 / US71645WAU53	US$1,750,000,000	1	US$977.50	US$30.00	US$1,007.50
3.250% Global Notes due March 2017	71647NAG4 / US71647NAG43	US$1,600,000,000	2	US$975.00	US$30.00	US$1,005.00
Floating Rate Global Notes due March 2017	71647NAJ8 / US71647NAJ81	US$1,400,000,000	3	US$976.25	US$30.00	US$1,006.25
2.750% Global Notes due January 2018	NA/XS0982711631	€1,500,000,000	4	€955.00	€30.00	€985.00
5.875% Global Notes due March 2018	71645WAM3 / US71645WAM38	US$1,750,000,000	5	US$992.50	US$30.00	US$1,022.50
4.875% Global Notes due March 2018	NA/XS0716979249	€1,250,000,000	6	€981.25	€30.00	€1,011.25
3.000% Global Notes due January 2019	71647NAB5 / US71647NAB55	US$2,000,000,000	7	US$911.25	US$30.00	US$941.25
Floating Rate Global Notes due January 2019	71647NAE9 / US71647NAE94	US$1,500,000,000	8	US$888.75	US$30.00	US$918.75
7.875% Global Notes due March 2019	71645WAN1 / US71645WAN11	US$1,500,000,000	9	US$1,008.75	US$30.00	US$1,038.75
3.25% Global Notes due April 2019	NA/XS0835886598	€1,300,000,000	10	€915.00	€30.00	€945.00

__________________________

(1)        As of the date hereof, none of the Notes are known by us to be held by our affiliates.

(2)        Per US$1,000 or EUR1,000, as applicable. The Early Tender Premium will be included in the Total Consideration calculated as described herein.

The Offers to Purchase and Consent Solicitation are being made pursuant to the offer to purchase and consent solicitation statement dated May 17, 2016 (as may be amended or supplemented from time to time, the “Statement”), and the related consent and letter of transmittal dated May 17, 2016 (as may be amended or supplemented from time to time, the “Consent and Letter of Transmittal”) which set forth in more detail the terms and conditions of the Offers to Purchase and Consent Solicitation.

PGF has engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as joint lead managers and joint bookrunners with respect to the offering of the Notes and as dealer managers and solicitation agents (the “Dealer Managers”) in connection with the Offers to Purchase and Consent Solicitation.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Offers to Purchase and Consent Solicitation.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents PGF and Petrobras have filed with the SEC for more complete information about the companies and the offering of the Notes. When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting J.P. Morgan Securities LLC at +1 (866) 846-2874, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (800) 294-1322, Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Limited at +44 (20) 7367-5800 att. Operations Department.

The Offers to Purchase and Consent Solicitation are not being made to holders of Old Notes in any jurisdiction in which PGF is aware that the making of the Offers to Purchase and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to Purchase and Consent Solicitation to be made by a licensed broker or dealer, the respective Offer to Purchase and Consent Solicitation will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers to Purchase and the Consent Solicitation may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0700 (toll-free) or (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Statement, the Consent and Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Statement nor any documents related to the Offers to Purchase and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offers to Purchase and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: May 17, 2016